UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D
                                 (Amendment No. 13)*

                      Under the Securities Exchange Act of 1934



                            ECOLOGY AND ENVIRONMENT, INC.
          _________________________________________________________________
                                   (Name of Issuer)


                   Class A Common Stock  - Par Value $.01 per share
          _________________________________________________________________
                            (Title of Class of Securities


                                     278878-10-3
                             ____________________________
                                    (CUSIP Number)


                                    Brent D. Baird
                                  1350 One M&T Plaza
                   Buffalo, New York  14203 (Phone: (716) 849-1484)
          _________________________________________________________________
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                    APRIL 27, 1998
                               _______________________
                         (Date of Event which Requires Filing
                                  of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.


          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D
                                   Amendment No. 13

          CUSIP NO. 278878-10-3

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               First Carolina Investors, Inc.

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               WC

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED        273,500
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                               273,500

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                273,500

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               12.687%

          14.  TYPE OF REPORTING PERSON*

               CO
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D
                                   Amendment No. 13

          INTRODUCTION

               The acquisition of 501,600 shares ("Shares") of Class A Common Stock of the Issuer was reported by the Reporting Persons in Schedule 13D, which was filed with the Securities and Exchange Commission on June 20, 1997, as amended by Schedule 13D Amendment No. 1, which was filed with the Securities and Exchange Commission on July 16, 1997, as amended by Schedule 13D Amendment No. 2, which was filed with the Securities and Exchange Commission on July 31, 1997, as amended by Schedule 13D Amendment No. 3, which was filed with the Securities and Exchange Commission on August 22, 1997, as amended by Schedule 13D Amendment No. 4, which was filed with the Securities and Exchange Commission on September 29, 1997, as amended by Schedule 13D Amendment No. 5, which was filed with the Securities and Exchange Commission on October 17, 1997, as amended by Schedule 13D Amendment No. 6, which was filed with the Securities and Exchange Commission on November 7, 1997, as amended by Schedule 13D Amendment No. 7, which was filed with the Securities and Exchange Commission on November 21, 1997, as amended by Schedule 13D Amendment No. 8, which was filed with the Securities and Exchange Commission on December 4, 1997, as amended by Schedule 13D Amendment No. 9, which was filed with the Securities and Exchange Commission on December 31, 1997, as amended by Schedule 13D Amendment No. 10, which was filed with the Securities and Exchange Commission on January 23, 1998, as amended by Schedule 13D Amendment No. 11, which was filed with the Securities and Exchange Commission on February 6, 1998, as amended by Schedule 13D Amendment No. 12, which was filed with the Securities and Exchange Commission on March 20, 1998 ("Amendment No. 12").
          Since the filing of Amendment No. 12, one of the Reporting Persons (First Carolina Investors, Inc.) has purchased additional Shares of Class A common stock. The number of Shares of Class A common stock now held by the Reporting Persons is 533,500 Shares.

               The Cover Page for First Carolina Investors, Inc. is hereby amended as shown in this Amendment No. 13. Items 3 and 5 are hereby amended as shown in this Amendment No. 13. All other Items remain unchanged from the previous filings of Schedule 13D, as amended.


               NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT BY THE REPORTING PERSONS SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSONS (I) ARE ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, ARE THE BENEFICIAL OWNERS OF ANY SHARES OTHER THAN THE SHARES IN WHICH EACH PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.


          ITEM 3.   SOURCE AND AMOUNT OF FUNDS.

          Item 3 is hereby amended to add the following:

          The amount of funds paid for the Shares of Class A common stock by First Carolina Investors, Inc. was approximately $339,256 (which includes only the amount of funds paid since the filing of Amendment No. 12). This amount does not include brokerage commissions.


          ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is hereby amended to read as follows:

          (a) The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 533,500 Shares of Class A common stock:

                                                          Percentage of
                                             Number Of      Outstanding
          Shares Held in the Name of            Shares     Security (1)


          Brent D. Baird                        10,000            .464%

          The Cameron Baird
          Foundation                           250,000          11.596%

          First Carolina Investors,
          Inc.                                 273,500          12.687%
                                               _______           ______
                                 TOTAL         533,500          24.747%


             (1) The foregoing percentages assume that the number of Class A Common Shares of the Issuer outstanding is 2,155,822 Shares. As set forth in the Issuer's 10-Q for the quarter ending January 31, 1998, the number of Class A Common Shares outstanding as of March 1, 1998 is 2,155,822 Shares.

          (b) For each person named in paragraph (a), that person has sole voting and sole dispositive power over the Shares enumerated in paragraph (a).

          (c) The following purchases of the Shares of Class A common stock were effected during the past sixty days:

                                                   Price/Share
                                                   (in Dollars
                                                   Commissions
          Purchase In The              Number of   not             Transaction
              Name Of        Date      Shares      included)      Made Through

          First Carolina
          Investors, Inc.  3/20/98        500       11          Fahnestock & Co
                           3/24/98      1,000       11          Fahnestock & Co
                           3/25/98      1,000       11          Fahnestock & Co
                           3/26/98      1,000       11 1/8      Fahnestock & Co
                           3/26/98        400       11          Fahnestock & Co
                           3/27/98      2,500       11 1/8      Fahnestock & Co
                           3/31/98      3,000       11 1/4      Fahnestock & Co
                           4/7/98       1,000       10 5/8      Fahnestock & Co
                           4/7/98       1,000       10 1/2      Fahnestock & Co
                           4/8/98       1,000       10 1/2      Fahnestock & Co
                           4/13/98      1,000       10 1/2      Fahnestock & Co
                           4/13/98        800       10 3/8      Fahnestock & Co
                           4/14/98        600       10 1/2      Fahnestock & Co
                           4/15/98      1,200       10 5/8      Fahnestock & Co
                           4/16/98      1,000       10 5/8      Fahnestock & Co
                           4/16/98      1,000       10 3/4      Fahnestock & Co
                           4/20/98      1,500       10 5/8      Fahnestock & Co
                           4/22/98        500       10 1/2      Fahnestock & Co
                           4/22/98      1,500       10 11/16    Fahnestock & Co
                           4/27/98        900       10 1/4      Fahnestock & Co
                           4/28/98        500       10 1/4      Fahnestock & Co
                           4/30/98      1,000       10 1/4      Fahnestock & Co
                           5/4/98       8,000       10 1/4      Fahnestock & Co



          (d) Not applicable

          (e) Not applicable

                                      SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          DATED this 6th day of May, 1998.


          First Carolina Investors, Inc.


          By: s/Brent D. Baird
             Brent D. Baird, Chairman